UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALEXZA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

015384100

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 015384100

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 806,714*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 806,714*
9	Aggregate amount beneficially owned by each reporting person. 806,714*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☒
11	Percent of class represented by amount in row (9). 4.999%**
12	Type of reporting person CO

*	Includes 357,709 Common Shares and 449,005 Warrants to purchase Common Shares, which may only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 4.999% of the outstanding Common Shares. See Item 4.
**	Based on 16,137,507 shares outstanding, which is the sum of (i) 15,688,502 Common Shares reported outstanding as of October 26, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2012, and (ii) 449,005 Common Shares underlying Warrants to purchase Common Shares. See Item 4.

CUSIP No. 015384100

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 806,714*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 806,714*
9	Aggregate amount beneficially owned by each reporting person. 806,714*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☒
11	Percent of class represented by amount in row (9). 4.999%**
12	Type of reporting person CO

*	Includes 357,709 Common Shares and 449,005 Warrants to purchase Common Shares, which may only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 4.999% of the outstanding Common Shares. See Item 4.
**	Based on 16,137,507 shares outstanding, which is the sum of (i) 15,688,502 Common Shares reported outstanding as of October 26, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2012, and (ii) 449,005 Common Shares underlying Warrants to purchase Common Shares. See Item 4.

CUSIP No. 015384100

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 253,681*
	6	Shared voting power. -0-
	7	Sole dispositive power. 253,681*
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 253,681*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.6%**
12	Type of reporting person CO

*	Includes 24,052 Common Shares and 229,629 Warrants to purchase Common Shares, which may only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 4.999% of the outstanding Common Shares. See Item 4.
**	Based on 15,918,131 shares outstanding, which is the sum of (i) 15,688,502 Common Shares reported outstanding as of October 26, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2012, and (ii) 229,629 Common Shares underlying Warrants to purchase Common Shares. See Item 4.

CUSIP No. 015384100

1	Name of reporting persons. Aaron Davis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%
12	Type of reporting person IN

CUSIP No. 015384100

1	Name of reporting persons. Joseph Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 806,714*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 806,714*
9	Aggregate amount beneficially owned by each reporting person. 806,714*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☒
11	Percent of class represented by amount in row (9). 4.999%**
12	Type of reporting person IN

*	Includes 357,709 Common Shares and 449,005 Warrants to purchase Common Shares, which may only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 4.999% of the outstanding Common Shares. See Item 4.
**	Based on 16,137,507 shares outstanding, which is the sum of (i) 15,688,502 Common Shares reported outstanding as of October 26, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2012, and (ii) 449,005 Common Shares underlying Warrants to purchase Common Shares. See Item 4.

This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on February 27, 2012 (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing. This Amendment No. 1 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Reporting Persons.

Item 4.	Ownership.

As of December 31, 2012 (unless otherwise indicated):

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 806,714* Common Shares, which includes 357,709 Common Shares and 449,005 Warrants to purchase Common Shares, which may only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 4.999% of the outstanding Common Shares (the “Ownership Limitation”). MVA beneficially owns 253,681* Common Shares, including 24,052 Common Shares and 229,629 Warrants to purchase Common Shares, which are subject to the Ownership Limitation. Aaron Davis no longer beneficially owns any Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 4.999%* of the Issuer’s outstanding Common Shares outstanding. The Common Shares beneficially owned by MVA represent 1.6%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Aaron Davis represent 0.0%* of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

As of the date hereof, MVA has the sole power to vote the 253,681* Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares, including with regard to the Common Shares held by MVA.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 806,714* Common Shares they beneficially own. As of the date hereof, Boxer Capital, Boxer Management and Joseph Lewis do not beneficially own any Common Shares. Neither MVA nor Aaron Davis has shared power to vote or direct the vote of any Common Shares.

(iii)	Sole power to dispose or direct the disposition of:

MVA has the sole power to dispose of the 253,681* Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares, including with regard to the Common Shares held by MVA.

(iv)	Shared power to dispose or to direct the disposition of:

The Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to any Common Shares they beneficially own. Boxer Capital, Boxer Management and Joseph Lewis beneficially own 806,714* Common Shares, consisting of 357,709 Common Shares and 449,005 Warrants to purchase Common Shares, which are subject to the Ownership Limitation. Neither MVA nor Aaron Davis has shared power to dispose of or direct the disposition of any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 805,448 Common Shares, which constitute approximately 4.999% of the Issuer’s outstanding Common Shares (based on 16,112,189 shares outstanding, which is the sum of (i) 15,688,502 Common Shares reported outstanding as of October 26, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2012, and (ii) 423,687 Common Shares underlying Warrants to purchase Common Shares). However, due to the Ownership Limitation, the Reporting Persons may not convert Warrants in such an amount that would result in the Reporting Persons beneficially owning more than 4.999% of the outstanding Common Shares. The Reporting Persons beneficially own an additional 229,629 Warrants which may not be converted into Common Shares due to the Ownership Limitation.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Warrants are exercisable is limited, pursuant to the terms of such instrument, to the Ownership Limitation, the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person’s beneficial ownership to exceed the Ownership Limitation.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the Common Shares held by Boxer Capital. Only MVA has the right to receive dividends and the proceeds from sale of the Common Shares held by the MVA. See Item 4 above.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated February 27, 2012, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC

Date: February 12, 2013

By: /s/ Aaron Davis
Name: Aaron Davis
Title: Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By: /s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

MVA Investors, LLC

By: /s/ Neil Reisman
Name: Neil Reisman
Title: Authorized Signatory

AARON DAVIS

By: /s/ Aaron Davis
Aaron Davis, Individually

JOSEPH LEWIS

By: /s/ Joseph Lewis
Joseph Lewis, Individually